UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA announces agreement to acquire Movidesk

The transaction is expected to conclude in the first quarter of 2022 and will add a customer service tool with +75 performance indicators to the communication platform to further empower companies in customer support

São Paulo, December 21, 2021  – ZENVIA Inc. ("ZENVIA" or "Company") (NASDAQ: ZENV), a customer experience communications platform that empowers businesses to create unique journeys for their end-customers along their life cycle, announced to the market today the signing of definitive contracts for the acquisition of Movidesk, recognized as the best customer service and service desk software in Brazil by B2B Stack portal. The operation is in line with the Company’s strategy announced during its IPO last July.

This transaction will be ZENVIA’s 10th acquisition in its history and its second one announced since the IPO. The first acquisition, announced in November, was SenseData, a leading Brazilian Customer Success Management platform.

“Movidesk’s acquisition will be very synergistic and fully aligned with our value offer. It takes us from enabling communications and conversations to now enabling complete journeys for our clients’ end-consumers through multiple channels along their relationship cycle. By centralizing customer channels, automating processes, and generating productivity for the team, Movidesk brings support intelligence and metrics to ZENVIA’s communication platform and delivers an end-to-end customer journey,” explained Cassio Bobsin, ZENVIA’s CEO.

“Movidesk is continuously driven by a sense of uniting people with cutting-edge technological solutions to deliver the best tools, and especially experiences that exceed expectations. With ZENVIA, we can significantly ramp up our capacity and ability to provide enhanced communication through customer service capable of answering questions about products and services, and a qualified service desk that addresses brand-related system issues,” added Donisete Gomes, Movidesk’s CEO.

It is worth noting that both companies have earned the Great Place to Work recognition for being an excellent workplace, and have also been meeting growth benchmarks. Movidesk client base grew by 49% reaching almost 3,000 customers. ZENVIA’s third-quarter results, released on November 17, showed a 24% increase year-over-year in the number of customers to 11,300, while revenue surged 44% to R$164 million in the same period. Together, Movidesk and ZENVIA will exceed 1,200 employees, serving about 14,000 customers, and generating annual revenues over R$600 million in 2021.

“The acquisitions ZENVIA made this year, D1, SensaData and Movidesk, are key to increasing our value offer and accelerating future growth. We remain focused on finding companies that will complement our platform and our talent bank,” stated Bobsin.

Transaction in detail

Founded in 2016, Movidesk is a company focused on customer service solutions to define workflows, provide integration with communication channels and monitor tickets through dashboards and reports. The company is positioned as the best customer service software focused on medium-sized companies in Brazil, offering a fully-fledged end-to-end support platform.

Movidesk is estimated to close 2021 with approximately R$47 million in Annual Recurring Revenue (ARR) and a gross margin above 70%. Total revenues has grown at a CAGR of 134% since 2018.

PLATFORM FOR UNIFIED END-TO-END CUSTOMER EXPERIENCE COMMUNICATIONS

The closing of the transaction is subject to customary conditions precedent and is expected to be completed during the first quarter of 2022, when the Company anticipates it will hold a conference call to discuss the acquisition in more details. The payment conditions include a cash disbursement upon deal closing and an earn-out structure based on the fulfilling of gross margin targets until the third quarter of 2023. Movidesk’s former controlling shareholder and key executives will receive 10% of the consideration in ZENVIA’s Class A shares subject to a lock-up, usual in this type of transaction. According to ZENVIA’s M&A model, Donisete Gomes, Movidesk CEO, will remain as head of Movidesk operation along with his team.

ZENVIA estimates the acquisition will be done at a multiple of 3.0x EV/2023 sales at the end of the earn-out period.

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. ZENVIA empowers companies to transform their existing customer communications from non-scalable, physical, and impersonal interactions into highly scalable, digital first and hyper contextualized experiences across the customer journey. ZENVIA's unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer view, journey designer, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA’s shares are traded on Nasdaq, under the ticker ZENV.

PLATFORM FOR UNIFIED END-TO-END CUSTOMER EXPERIENCE COMMUNICATIONS

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control.

Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

Contacts

Investor Relations Shay Chor Fernando Schneider ir@zenvia.com	Media Relations – Danthi Comunicações Carla de Azevedo | (+55 21) 99361-1422 | carla@danthicomunicações.com.br Gabriel Martins | (+55 21) 98388-4801 | gabriel@danthicomunicações.com.br

PLATFORM FOR UNIFIED END-TO-END CUSTOMER EXPERIENCE COMMUNICATIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 20, 2021

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer